Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Edison XFC Corp.
330 E. Warm Springs Road, Suite 125
Las Vegas, NV 89119
https://www.EdisonXFC.com

Up to $1,235,000.00 in Common Stock at $0.32
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Edison XFC Corp.
Address: 330 E. Warm Springs Road, Suite 125, Las Vegas, NV 89119
State of Incorporation: DE
Date Incorporated: June 29, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 46,875 shares of Common Stock
Offering Maximum: $1,235,000.00 | 3,859,375 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.32
Minimum Investment Amount (per investor): $499.84

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks**

Perk: Invest $2,000 or more and receive 25% equivalent in Charging Credits in Upcoming Stations.

** The charging credit shall expire on December 31, 2033, shall be tied to only one EV at any point in time, registered in the investor's name in the U.S. only and is transferable once per 12 months interval. The charging credit is NOT to be used in conjunction with other promotions and is subject to other terms and conditions which may be changed from time to time.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Edison XFC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.32/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $32. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The Company's Business

The Company started off with the incorporation of Edison Technologies Inc, a Nevada corporation ("ETI") on April 4, 2024, as the developer of the Extreme Fast-charging (XFC) technology. Edison XFC Corp. ("Edison XFC" or the "Company"), a Delaware corporation, was subsequently established on June 29, 2023, as a 100% holding company of ETI, headquartered in Las Vegas, Nevada. The Company specializes in developing a network of extreme-fast charging (XFC) stations for public electric vehicle (EV) charging across the United States. Edison XFC's primary product is its XFC charging stations and the customized DC-input chargers, which utilize a fully direct current (DC)-coupled solution integrating solar power, energy storage, an intelligent energy management system (EMS), and EV charging. This technology aims to create a robust, reduced grid-dependent network that delivers consistent high-voltage, high-current power output for rapid EV charging.

The Company's Business Model

Edison XFC's business model focuses on building a sustainable, nationwide network of next-generation EV charging stations. The company plans to generate revenue through multiple streams:

Owning and Operating the XFC stations: Generating revenues from EV charging sessions.

Franchising: Offering turnkey solutions to property owners.

Energy Arbitrage and Peak Shaving: Maximizing profitability through intelligent energy management. Carbon Credits: Leveraging renewable energy usage to earn credits.

Retail Space Rentals and Advertising: Monetizing the physical space at charging stations.

The Company is set to conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

The Company's Corporate Structure

Edison XFC operates through multiple corporations, each managing different segments of its business operations. This structure supports the main business line in developing XFC stations in various states:

Edison Technologies, Inc. (Nevada): Established on April 4, 2023, Edison Technologies is the wholly owned and main operating subsidiary of the Company, focusing on research & development, intellectual properties, marketing and the overall development of the EV charging infrastructure market.

Edison XFC CA, Inc. (California): Established on December 4, 2023, Edison XFC CA shall be the operator of the XFC stations located in the State of California. The Company will progressively incorporate local operating entities as we begin to expand into the respective States.

The Company's Intellectual Property

Edison XFC has developed UL-certified, patent-pending technology. This includes UL certification for its custom-built DC-DC charger controller and patent-pending for a fully integrated microgrid-enabled system combining photovoltaic energy, battery storage, and XFC technology. The Company has filed for patents with the USPTO and is working on additional intellectual property, including trademarks and trade secrets related to its innovative charging solutions.

Competitors and Industry

Industry

Edison XFC operates within the rapidly growing EV charging industry, projected to reach a global TAM of $344.6 billion by 2032. The industry is currently dominated by players like Tesla Supercharger, Electrify America, EVgo and ChargePoint in the U.S..

Competitors

Our direct competitors include other companies developing fast-charging solutions, such as Electrify America, EVgo and Blink Charging. Edison XFC differentiates itself through our grid-independent, DC-coupled technology, enabling 2 to 5 times faster and more reliable charging compared to existing alternating current (AC) grid-dependent solutions.

Current Stage and Roadmap

Current Stage

Edison XFC is in the pilot station deployment stage, with all required hardware and software developed, tested, UL-certified, and delivered to the pilot station site. The Company will begin the construction of the pilot station as soon as we receive building permits from the local authorities, with completion anticipated by the end of the year. Our next phase involves deploying our pilot station and expanding our network within the Las Vegas vicinity and into the State of California.

Future Roadmap

Pilot Station Launch: Completing the pilot station and demonstrating its efficacy.

Network Expansion: Establishing additional stations nationwide, with initial focus in Southern Nevada and California, to build a sustainable, renewable energy-powered EV charging network.

Marketing and Distribution: Increasing marketing efforts to raise brand awareness and engage with new distribution channels.

Technology Enhancements: Continuously improving our technology to maintain a competitive edge in the market.

The Team

Officers and Directors

Name: Victor Lee

Victor Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President, CEO and Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Responsible for overall corporate strategy, technological advancement, supply chain, and capital fundraising of the company. Victor's annual salary is $60,000.

Other business experience in the past three years:

- Employer: Ascent Solar Technologies, Inc.
  Title: President & CEO
  Dates of Service: February, 2012 - September, 2022
  Responsibilities: Overall corporate strategy, investor and public relationship, SEC reporting, business development, and capital fundraising

Other business experience in the past three years:

- Employer: HF Foods Group Inc.
  Title: CFO
  Dates of Service: December, 2019 - May, 2022
  Responsibilities: Managed overall financial operations, internal control's function, and SEC reporting

Name: Dr. Amit Kumar

Dr. Amit Kumar's current primary role is with Anixa Biosciences Inc.. Dr. Amit Kumar currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors

Dates of Service: April, 2023 - Present
Responsibilities: Co-founder and Chairman, providing strategic advice to the company.

Other business experience in the past three years:

- Employer: Anixa Biosciences Inc.
  Title: Chairman and CEO
  Dates of Service: July, 2017 - Present
  Responsibilities: Chairman and CEO of a publicly traded biotechnology company

Name: Dr. Joseph H. Armstrong

Dr. Joseph H. Armstrong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: June, 2023 - Present
  Responsibilities: Establish pilot charging station, provide technical guidance for scale-up of charging station network, long-range guidance for development of Battery Energy Storage System, renewable energy systems, and EV charging systems. Joseph's annual salary is $84,000.

Other business experience in the past three years:

- Employer: Ascent Solar Technologies, Inc.
  Title: CTO/COO
  Dates of Service: November, 2004 - August, 2023
  Responsibilities: Guided R&D operations for developing flexible solar cells for space, aircraft, and military applications, including fully integrated portable power and charging systems

Name: Sha Jessica Zhang

Sha Jessica Zhang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Accounting and Administrative Officer
  Dates of Service: June, 2023 - Present
  Responsibilities: Responsible for accounting and administrative functions, including proper record-keeping, compliance filing, and human resource management. Sha's annual salary is $36,000.

Other business experience in the past three years:

- Employer: HF Foods Group, Inc.
  Title: Chief Accounting Officer
  Dates of Service: November, 2019 - January, 2023
  Responsibilities: Responsible for all disciplines in the accounting, finance, and reporting functions

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an

investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do

make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Complex Integration:
Edison XFC's technology integrates multiple advanced components such as solar power, energy storage, intelligent energy management systems, and EV charging capabilities. The complexity of integrating these systems poses a risk of technical failures, which could affect the reliability and performance of our charging stations.

Operational Downtime:
Any malfunction or downtime in the charging stations due to technical issues could lead to customer dissatisfaction and loss of revenue. Ensuring consistent high-voltage, high-current power output is critical, and any failure to do so can significantly impact our business.

Adoption Rate Uncertainty:
Although there is a growing market for EV charging stations, the rate of adoption for our specific technology and services is uncertain. Market acceptance depends on various factors, including customer awareness, perceived value, and competition.

Competitive Landscape:
The EV charging industry is highly competitive, with established players like ChargePoint, Tesla Supercharger, and Electrify America, as well as other fast-charging solutions from EVgo and Blink Charging. Competitors may have more resources, better market presence, or advanced technology, which could make it difficult for Edison XFC to gain significant market share.

Local Permitting Delays:
The deployment of our charging stations is contingent on obtaining necessary permits from local authorities. Any delays or difficulties in securing these permits could postpone the construction and operation of our charging stations, impacting our growth and revenue timelines.

Regulatory Changes:
Changes in environmental regulations, energy policies, or other governmental regulations can affect our operations. Compliance with new regulations may require additional investments in technology or operational adjustments, which could increase costs and affect profitability.

Capital Requirements:
Edison XFC's expansion and operational plans require substantial capital investment. If we are unable to secure sufficient funding or if the costs exceed our projections, it may hinder our ability to complete the pilot station, expand our network, or cover operational expenses.

Revenue Generation:
While we have multiple revenue streams, the actual realization of these revenues depends on market conditions, customer adoption, and effective implementation of our business model. Any shortfall in expected revenue can affect our financial stability and growth plans.

Supply Chain Disruptions:
The production and deployment of our charging stations depend on a reliable supply of raw materials and components. Disruptions in the supply chain, whether due to geopolitical issues, natural disasters, or other factors, can delay production and increase costs.

Quality Control:
Ensuring the quality and reliability of our charging stations is critical. Any defects or quality issues in manufacturing can lead to product recalls, increased warranty costs, and damage to our reputation.

Patent Protection:
While Edison XFC has applied for patents and developed proprietary technology, there is no guarantee that all patents will be granted or that they will provide effective protection against competitors. Infringement or challenges to our patents can affect our competitive advantage.

IP Litigation:
Defending our intellectual property rights through litigation can be costly and time-consuming. Even if we successfully defend our IP, the associated costs and potential disruptions to our business can be significant.

Economic Downturns:
Economic downturns or recessions can reduce consumer spending on electric vehicles and related infrastructure, affecting the demand for our charging stations. Additionally, fluctuations in energy prices and availability can impact operational costs and profitability.

Industry Trends:
Changes in the automotive industry, such as advancements in battery technology, alternative fuel sources, or shifts in consumer preferences, can impact the demand for fast-charging solutions. Staying ahead of industry trends and adapting to changes is essential for maintaining our market position.

Environmental Impact:
While our technology aims to promote sustainability, any negative environmental impact associated with our operations or products can lead to regulatory scrutiny, fines, or reputational damage.

Public Perception:
Public perception and acceptance of our technology are crucial for market success. Any negative publicity or social media campaigns against our company or technology can harm our reputation and affect customer adoption.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Victor (Kong Hian) Lee	8,700,000	Common Stock	29.238%
Amit Kumar	6,500,000	Common Stock	21.844%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,859,375 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 29,756,250 outstanding.

Voting Rights

One vote per share. Please see voting rights below of securities sold in this offering which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $5,951,250.00
  Number of Securities Sold: 29,756,250
  Use of proceeds: CAPEX and working capital needs
  Date: August 14, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company is able to operate for approximately 6 months without revenue generation based on its cash in hand as of the Offering Date, anticipated fundraising, and no further expansions.

Foreseeable major expenses based on projections:

The company needs ongoing capital fundraising of $10M over the next two years. This capital will be allocated towards:

CAPEX (Capital Expenditure): Costs associated with the construction and setup of the pilot and subsequent XFC stations.

Engineering: Development and enhancement of the XFC technology, including hardware and software improvements.

Business Development: Marketing, sales efforts, and partnerships to drive adoption and expand the network.

Working Capital: Day-to-day operational expenses to sustain the business until revenue generation begins.

Future operational challenges:

Future operational challenges include the following:

Permitting Process: The lengthy permitting process required to build the Edison Extreme Fast-charging (XFC) stations. Delays in obtaining necessary permits from local authorities can slow down the rollout of the charging network.

Technology Integration: Ensuring seamless integration of photovoltaic energy, battery storage, and the intelligent energy management system (EMS) with the EV charging infrastructure.

Supply Chain Management: Securing and managing the supply chain for the high-tech components required for the XFC stations.

Future challenges related to capital resources:

Future challenges related to capital resources include the following:

Proving Technology: The ability to complete the buildout of the pilot station and to demonstrate the promised EV charging speed will significantly impact the company's ability to secure further capital. Proving that the XFC technology can charge vehicles from 10% to 80% or 50 kWh in just 10 minutes is critical for investor confidence.

Fundraising: Continuously attracting and securing investment to fund expansion and operations, especially in a competitive market with emerging technologies.

Scalability: Ensuring that the business model is scalable and can be replicated in different locations across the country.

Future milestones and events:

Future milestones we foresee that will significantly impact the company financially include the following:

Pilot Station Buildout: Completing the construction of the pilot station and making it operational. This is a key milestone that will showcase the feasibility and efficiency of Edison XFC's technology.

Technology Validation: Validating the XFC charging speed, which aims to be 2 or more times faster than existing public Direct Current Fast-charging (DCFC) infrastructure.

Cost Efficiency Proof: Demonstrating the cost efficiency of Edison XFC stations through self-generated electricity from photovoltaic systems and an energy arbitrage strategy facilitated by the company's proprietary energy management system.

Reg CF Campaign: Successfully conducting the crowdfunding campaign under Regulation CF in 2024 to raise the necessary capital for ongoing and future operations.

Expansion Plans: Strategic planning and execution of new station deployments, particularly along high-traffic routes such as the I-15 corridor between Las Vegas and Los Angeles.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 15, 2024, the Company has capital resources available in the form of approximately $190K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations. These funds are required to support further engineering and software development needs, business expansion and ongoing working capital requirements.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, lease payments, and general expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $60,000 for expenses related to salaries, lease expenses, R&D and engineering.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has plans for additional future sources of capital including continuous capital fundraising efforts as well as applying for Federal/State grants associated with the development of electric vehicle charging infrastructures.

Indebtedness

- Creditor: Accounts Payable, Payroll Liabilities, Accrued Expenses, and Credit Card Payable
  Amount Owed: $42,627.00
  Interest Rate: 0.0%
  Accounts Payable: $21,768. Payroll Liabilities: $7,683. Accrued Expenses: $7,623. Credit Card Payable: $5,553.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,522,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  19.0%
  We will use 19% of the funds raised to purchase equipment for the expansion of the pilot charging station.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including roles such as power engineers and technical staff. Wages will be commensurate with training, experience, and position.

- Working Capital
  40.0%
  We will use 40% of the funds for working capital to cover expenses for the initial launch, business development, charging station network expansion, further capital fundraising expenses, and ongoing day-to-day operations of the company.

- Marketing your StartEngine Raise
  3.0%
  We will use 3% of the funds to create marketing campaigns specifically to promote our fundraising efforts on

StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
7.0%
We will use 7% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.EdisonXFC.com (https://www.EdisonXFC.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/edison-xfc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Edison XFC Corp.

[See attached]



Edison XFC Corp.

(the "Company")

a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Edison XFC Corp. Management

We have reviewed the accompanying consolidated financial statements of Edison XFC Corp. (the Company) which comprise the consolidated statement of financial position as of December 31, 2023 and the related consolidated statement of operations, consolidated statement of changes in shareholder equity, and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 26, 2024

EDISON XFC CORP.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$428,383
Prepaid Expenses	7,260
Advances to Vendors	204,083
Other Current Assets	130
Total Current Assets	639,856
Non-Current Assets:	
Retainer's Deposit	6,500
Security Deposits	36,825
Property and Equipment, Net	13,053
Total Non-Current Assets	56,377
TOTAL ASSETS	$696,234
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	$21,768
Payroll Liabilities	7,683
Accrued Expenses	7,623
Credit Card Payable	5,553
Total Current Liabilities	42,627
Non-Current Liabilities:	
Other Non-Current Liabilities	-
Total Non-Current Liabilities	-
TOTAL LIABILITIES	42,627
EQUITY	
Common Stock	2,520
Additional Paid-In Capital	773,600
Retained Deficit	(122,513)
TOTAL EQUITY	653,607
TOTAL LIABILITIES AND EQUITY	$696,234

EDISON XFC CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31, 2023
Revenues	
Sales	$-
Cost of Good Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	56,619
Payroll Expenses	65,686
Total Operating Expenses	**122,305**
Total Loss from Operations	**(122,305)**
Other Income/Expense	
Other Income/Expense	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	**(122,305)**
Depreciation Expense	208
Income Taxes	-
Net Loss	**$(122,513)**

EDISON XFC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Loss	$(122,513)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Depreciation Expense	208
Changes to Operating Assets and Liabilities:	
Prepaid Expenses	(7,260)
Advances to Vendors	(204,083)
Other Current Assets	(130)
Retainer's Deposit	(6,500)
Security Deposits	(36,825)
Accounts Payable	21,768
Payroll Liabilities	7,683
Accrued Expenses	7,623
Credit Card Payable	5,553
Net Cash used in Operating Activities	(334,476)
INVESTING ACTIVITIES	
Purchase of Property and Equipment	(13,261)
Net Cash used in IInvesting Activities	(13,261)
FINANCING ACTIVITIES	
Issuance of capital stock	776,120
Net Cash provided by Financing Activities	776,120
Cash at the beginning of period	-
Net Cash increase for period	428,383
Cash at end of period	$428,383

EDISON XFC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/2023	-	$-	$-	$-	$-
Issuance of Common Stock	25,200,000	2,520	773,600	-	776,120
Net income (loss)	-	-	-	(122,513)	(122,513)
Ending balance at 12/31/2023	25,200,000	$2,520	$773,600	$(122,513)	$653,607

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Edison XFC Corp. ("the Company") was formed in Delaware on June 29, 2023. The Company is an early stage company developing a network of extreme-fast charging ("XFC") stations for electric vehicles ("EV") in the United States of America. The Company's headquarters is in Las Vegas, Nevada. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

The Company will operate through multiple corporations, each managing different segments of its business operations. The additional companies were formed to support the main business line in developing XFC stations in their respective states. A summary of the additional companies and a copy of its holding structure are shown below:

	Registered Name:	Registered Location	Date business started	Nature
1	Edison Technologies, Inc.	State of Nevada	April 4, 2023	EV Charging Infrastructure Market
2	Edison XFC CA, Inc.	State of California	December 4, 2023	EV Charging Infrastructure Market


Edison XFC Corp. (Delaware)
Edison Technologies Inc. (Nevada)
Edison XFC CA, Inc. (California)
XFC Technology & Related Patents
Operates XFC Stations in CA
OCPP Software & AI-driven EMS
Pays Mgmt Fees & Royalties
Call Center & Backend Support
Mgmt Services & Licensing Technologies

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements present the consolidated financial position and result of operations of Edison XFC Corp. and its subsidiaries (collectively, the "Company") as of and for the period ending December 31, 2023, respectively.

Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiaries, Edison Technologies, Inc. and Edison XFC CA, Inc.   All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures*" ("ASC 820") establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023.

Cash and Cash Equivalents

The Company had $428,383 in cash as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are removed from the balance sheet accounts with its gain or loss reflected in the statement of operation. Depreciation is provided using the straight-line method, based on estimated useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. There was no impairment as of December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Equipment	5	$1,225	$102		$1,123
Furniture & Fixtures	7	1,786	106		1,680
Construction in Progress	-	10,250	-	-	10,250
Total	-	$13,261	$208	-	$13,053

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606 *"Revenue Recognition"* following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative Expenses

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The balance represents compensation paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASUs") to amend the authoritative literature in ASC. There have been a few ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850 *"Related Party Disclosures"*, for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company believes it is in compliance with all relevant laws and regulations.

On December 5, 2023, the Company entered into lease agreement for the use of a 26 acres lot under a 20-year lease, with additional renewal option of 5 years. The commencement date of the lease is on January 1, 2024. The base rent for the first year is $6,000 per month, with annual escalations.

On December 28, 2023, the Company entered into lease agreement to receive exclusive usage of a parking space under a 5-year lease, with additional renewal option of 5 years. The commencement date of the lease is on January 1, 2024. The base rent for the first year is $3,800 per month, with annual escalations.

The future minimum lease payments are as follows:

Year	Total
1	$117,600
2	121,584
3	125,706
4	129,970
5	134,382
Thereafter	1,552,409
Total	$2,181,651

NOTE 5 – LIABILITIES AND DEBT

Accounts Payable

Balance represents money owed by the Company to vendors on account incurred during the ordinary course of business.

Payroll Liabilities

Balance represents unpaid payroll and related payroll taxes as of December 31, 2023.

Accrued Expenses

Balance represents uninvoiced services rendered by the vendor.

Credit Card Payable

The Company had one credit card account with American Express.

NOTE 6 – EQUITY

The Company has authorized 35,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2021, 25,200,000 shares were issued and outstanding.

Common stockholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 26, 2024, the date these financial statements were available to be issued.

In April 2024, the Company issued 68,750 common stocks to advisors for services rendered in lieu of cash payment worth $13,750.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF EDISON XFC

Redefining EV Charging

Edison XFC is a pre-revenue company that designs and develops Extreme Fast Charge (XFC) Electric Vehicle (EV) charging stations using an integrated and fully Direct Current (DC)-coupled solution, incorporating solar power, energy storage, intelligent energy managemen...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



EDISON
Redefining EV Charging

$0 Raised

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

Get Equity
$0.32 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.84	$9.52M

REASONS TO INVEST

 Edison XFC's technology can charge an EV from 10% to 80% (~50kWh) in as little as 10 minutes, addressing 'range anxiety' and 'charging speed' concerns, aiming to make EV charging as convenient as refueling with gasoline.

 With a global TAM projected to reach $344.6B by 2032, the EV charging infrastructure market is booming. We have raised ~$1.5M and developed UL-certified, patent-pending technology, demonstrating strong traction.

 We're in the process of deploying our pilot station, aiming to create a nationwide, sustainable, renewable energy-powered EV charging network that we believe can transform the future of clean transportation.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Dr. Amit Kumar, Ph.D. • Co-founder & Chairman of the Board

Dr. Amit Kumar is the Chairman, President, and CEO of Anixa Biosciences Inc., a Nasdaq-listed company. He completed his post-doctoral fellowship at Harvard University (1991-1993) and earned his Ph.D. in Chemistry from Caltech in 1991 after ...

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Victor Lee • Founder, President, Member of the Board & CEO

Victor Lee, former President and CEO of Ascent Solar Technologies, Inc. a Nasdaq-listed company and Co-CEO of CNMC Goldmine Ltd, a Singapore public-listed company, has held key roles at Deutsche Bank, Morgan Stanley, and Citibank. He hol...

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Kim J. Huntley • Advisory Board Member

Kim Huntley, former Senior Service Executive with the U.S. Department of Defense and Director of Defense Energy, has over 48 years of global logistics experience, including reverse logistics. He led the DLA and managed Worldwide DOD and Federal Agencies...

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THE PITCH

Building A Sustainable, Next-Generation EV Charging Station Network



A Game-Changing Solution
Charge most EVs from 10% to 80% (~200 miles) in as little as 10 minutes*
2 to 5x faster charging speed than existing DCFC's network.

**Subject to individual EV model's peak charging capacity.*

Edison XFC designs, develops, and operates game-changing Extreme Fast Charge (XFC) public charging stations that can charge most EVs from 10 – 80% in as little as 10 minutes*. We aim to build a sustainable, nationwide network of next-generation EV charging stations powered by renewable energy, delivering the same fast and easy experience for EV drivers as traditional gasoline stations.

All required hardware and software have been developed, tested, UL-certified, and delivered to the pilot station site. Construction is set to begin as soon as the local authority approves the permit. We anticipate completing and operating the pilot station by the end of 2024.

THE OPPORTUNITY

Accelerating EV Adoption with Advanced Charging Technology

Current public EV charging solutions fail to meet the growing demand for faster, more reliable options, with only 9.4% of U.S. chargers rated at 350kW.[1] This can lead to long waits and slow charging, hindering EV adoption. The reliance on grid-connected AC power sources further exacerbates this issue with suboptimal speeds and high grid dependency.

Recreating the Same Familiar "Gasoline Station" Experience Where:



Charging is Fast and Easy
10% to 80% in approximately 10 minutes



Payment Process is Simple
App is encouraged but not required, pay with credit card or QR code reader



Dual Charging Ports
CCS and NACS (Tesla) to support all EV models

Charge from 10% -80% in ~10 minutes



~ 200 miles

At Edison XFC, our mission is to eliminate 'Range Anxiety' and 'Charging Speed' issues with our revolutionary Extreme Fast Charge (XFC) stations. Our unique DC-DC microgrid technology enables rapid, grid-independent charging for any EV brand or model, enhancing the user experience with reduced wait times, increased port availability, and promoting environmental sustainability.



Edison combines photovoltaic energy, battery storage, and XFC technology to deliver charging speeds 2 to 5 times faster than existing networks. Our business model includes franchising turnkey solutions to property owners and maximizing profitability through energy arbitrage and peak-shaving strategies. Additional revenue streams come from carbon credits, retail space rentals, and advertising on our charging stations.

THE MARKET & OUR TRACTION

Driving the Future of Sustainability

The U.S. market for EV charging infrastructure is expected to reach $11.32 billion by 2027.[2]



$11.32 Billion — U.S Electric Vehicle Charging Infrastructure Market

According to a recent survey by Boston Consulting Group (BCG), 38% of **U.S. consumers intend to buy an EV as their next vehicle** if certain expectations are met.

38%

Source | Source

The Expectations:

- 20-minute charging times (Biggest Stumbling Block);
- 30-minute detour and wait times for fast-charging stations (Not met yet);
- 350-mile driving range (Getting Closer);
- Price of $50,000 (Fulfilled);
- Greater variety of EV offerings (Fulfilled)

Edison XFC is ready to fulfill the GAP!

Our Traction



01
Developing Energy Management Systems (EMS)

02
DC-coupled XFC Charger Developed & UL Certified

03
BESS & Related Hardware Delivered

04
Patents-pending

05
Open Charge Point Protocol (OCPP) Software Developed

06
Pilot Station Work in Progress & Flagship Station in Planning Stage

Since inception, **we've raised approximately $1.5 million** from founders, notable investors, including reputable professionals, businessmen and the former elected Treasurer of Nevada. Our traction includes **UL-certified DC-coupled XFC chargers, patent-pending technology, and a fully integrated microgrid-enabled system**. We have developed BESS (Battery Energy Storage system) hardware, OCPP (Open Charge Point Protocol) software, intelligent energy arbitrage controls, and an AI-driven energy management system for cost optimization. Our pilot station in Las Vegas is a work-in-progress, and a full-scale flagship station on a 26-acre site along I-15 between Las Vegas and Los Angeles is currently in planning.

WHY INVEST

Revolutionize EV Charging With Edison XFC


EDISON
Redefining EV Charging
Join Us
In revolutionizing EV charging with groundbreaking XFC technology.

Our vision is to make extreme fast EV charging widely accessible and affordable for all drivers by building a sustainable, nationwide network powered by renewable energy.

With strong federal and state support and potential tax incentives, our scalable business model is designed for growth. Your investment will help complete our pilot station, demonstrating that EV charging can be as fast and easy as gasoline refueling.

Be part of this transformative journey and help accelerate the future of sustainable transportation. Invest in Edison XFC today!

ABOUT

HEADQUARTERS
330 E. Warm Springs Road, Suite 125
Las Vegas, NV 89119

WEBSITE
View Site

Edison XFC is a pre-revenue company that designs and develops Extreme Fast Charge (XFC) Electric Vehicle (EV) charging stations using an integrated and fully Direct Current (DC)-coupled solution, incorporating solar power, energy storage, intelligent energy management system (EMS) and EV charging. Our technology aims to create a robust, reduced grid-independent network delivering consistent high-voltage, high-current power output for rapid EV charging.

TERMS

Edison XFC

Overview

PRICE PER SHARE
$0.32

VALUATION
$9.52M

DEADLINE ⓘ
Aug. 28, 2024 at 11:32 PM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$499.84

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
46,875

MAX NUMBER OF SHARES OFFERED
3,859,375

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄



Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks**

Perk: Invest $2,000 or more and receive 25% equivalent in Charging Credits in Upcoming Stations.

** The charging credit shall expire on December 31, 2033, shall be tied to only one EV at any point in time, registered in the investor's name in the U.S. only and is transferable once per 12 months interval. The charging credit is NOT to be used in conjunction with other promotions and is subject to other terms and conditions which may be changed from time to time.*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Edison XFC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.32/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $32. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In a world driven by speed and innovation, our lives are more connected and mobile, and our time is more precious than ever before.

And when it comes to charging your electric vehicle, every minute counts. Unfortunately, the way we charge our electric vehicles today has fallen behind our fast-paced lifestyle, often leaving us waiting and wasting precious time, waiting for hours to recharge your EV.

That's a thing of the past. Meet Edison's extreme fast charge technology. A groundbreaking solution designed to revolutionize the EV charging experience by combining solar energy, energy storage, and a proprietary intelligent energy management system. Edison XFC effectively bypasses the constraints of the central grid that delivers alternating current instead of the direct current needed for EV charging.

Edison XFC creates not only a seamless ultra-fast but also environmentally friendly charging experience. The heart of our innovation is a simple yet revolutionary idea: Charging should be as quick and seamless as filling up a tank of gas. With our game-changing technology, you can charge your EV from 10 to 80% full, equivalent to about 150 to 200 miles driving range, in as little as 10 minutes. Enough time to grab a coffee, refresh, and get back on the road in minutes, not hours.

Our journey began with a clear vision to eliminate charging anxiety and make EV ownership more fun and enjoyable for everyone. Developed by a team of experts, our technology is not just about speed, it's about reliability, safety, and sustainability. Through in-depth analysis, cutting-edge research, and collaboration with leading equipment, battery, and power module manufacturers, we've developed the XFC technology that sets a new standard in the industry, ensuring optimal performance and a greener future.

Unlike many other startup companies, much of our product development has been de-risked. With our initial seed funding, we have designed and qualified the charging system, including key hardware components and software. These components have been delivered to the pilot site in Las Vegas, Nevada, and we are waiting for municipal permits, after which we will build the pilot charging station. We expect the pilot charging station to be operational in less than six months.

After the station is operational, we encourage you to visit us with your EV if you are within the vicinity to experience Edison's true fast charging capability. We hope to demonstrate this capability to the media, institutional investors, and strategic partners. Such demonstrations will enable a significant increase in the value of your investment if you choose to become our shareholder. Hopefully, this will enable us to raise more capital at the increased valuation to enable execution of our business plan.

Edison XFC is more than just a fast charging solution. It's a movement towards a sustainable future. Join us in embracing the future of mobility and driving towards a cleaner and better world. EV charging as fast as gasoline refueling. Don't imagine—be part of it. Welcome to Edison XFC.

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